One day.

LIPID SCIENCES, INC.

ANNUAL REPORT 2001

by managing the body's lipids, we may put an end to heart disease, stroke, and major infectious disease.

A lot of companies have a mission statement.

Lipid Sciences has a mission.

Fellow Shareholders,

At the dawning of the twentieth century, NZ Corporation was incorporated as the "New Mexico and Arizona Land Company." Its purpose was to hold land acquired as a result of grants that Congress created in 1866 when it chartered the Atlantic and Pacific Railroad to build a transcontinental railroad system. In 1916 NZ had its initial public offering on the Curb Exchange, where stock was literally traded on the curbs of the financial district in New York. When the Exchange moved inside, it became the American Stock Exchange and NZ became among the first stocks to be traded there.

Back then, the average life expectancy was about 40 years. Cardiovascular disease and the infections borne by viruses and bacteria were the scourges of people everywhere. Then it was unimaginable what progress was to be made in health care over the next nine decades. Most people were resigned to their fate. But some devoted scientists dreamed and labored and were to make discoveries about the nature of diseases and how to treat them that would have a profound effect upon the world.

Recently, NZ Corporation, a company rich in the tradition of helping to build the West, merged with Lipid Sciences, Inc., a young biotech company devoted to advancing the treatment of cardiovascular disease and also to the development of treatments for people already infected with viruses, such as HIV and hepatitis B and C, as well as developing vaccines for the prevention of these types of diseases. Your post-merger company is Lipid Sciences, Inc. It is traded on NASDAQ under the symbol LIPD. Today, we are a company that holds in its future a promising biotechnology, which we believe will enable the human body to more easily heal itself by removing interfering lipids from the path of the natural healing process.

The technology is both elegant and simple. Human plasma, blood without the red blood cells, is treated with the Lipid Sciences' biomolecular delipidation process, which removes lipids from the delicate proteins that carry them throughout the body. The lipids are discarded and the processed plasma is returned to the body where the natural healing process may now take place. In the case of arteries clogged with cholesterol, which is restricting the flow of blood to vital organs, the delipidated protein carriers collect the cholesterol from the arterial walls and deliver it to the liver for excretion from the body. Arterial blood flow is increased and blood rich in oxygen and nutrients is delivered to regions of the body, where it is vitally required.

The same biotechnology may successfully treat people who have become infected with viruses—ones that use a lipid outercoat to protect themselves from discovery by the human immune system. By using the Lipid Sciences' biomolecular delipidation process, the lipid coat protecting the virus is removed and the protein layer is now exposed to the human body's protective immune system. The healing response is activated, antibodies are created and the virus is under attack.

Our biomolecular platform has potential application across many medical market needs, including stroke, heart disease, HIV, hepatitis B and C, herpes, and others. These represent some of the largest medical markets in the world. According to the American Heart Association, cardiovascular diseases and strokes in the United States alone currently represent $186 billion in spending. Millions are infected with HIV and hepatitis C worldwide.

One of our goals for this year includes the completion of a Phase I clinical trial on healthy volunteers with high levels of plasma cholesterol. The goal of the trial is to determine the safety of the biomolecular delipidation process and to collect data to help us understand how quickly the delipidated plasma recombines with cholesterol in the body. The trial results are expected by year end 2002, and this trial will form the basis from which many new trials may be conducted to establish the efficacy of the Lipid Sciences' process in the treatment of a number of disease states.

The delivery system for the basic biomolecular delipidation process consists of a control console and a self-contained disposable component that together conduct the delipidation process. There is a closed loop circuit from a blood vessel in one arm through the disposable treatment module and then back to a blood vessel in the other arm. We envision a treatment lasting about three hours to process a whole body volume of plasma. We also believe, based upon pre-clinical work, only a few treatments will be needed to markedly reduce the cholesterol clogging an artery. The same may also apply for the viral applications.

Our product development team has been working with SRI International on the development of the console and disposable components of this system. The transfer of the project to a world-class contract manufacturing company will begin in the first half of this year. In 2003 we anticipate having the automated delivery system available for use in humans.

On behalf of the employees of Lipid Sciences, I extend sincere gratitude to the investors who founded and supported the company at its beginning, who supported the merger, and who continue to support our mission; to the members of our Scientific Advisory Board, without whose guidance and vision this mission could not be realized; to the employees of SRI International who have dedicated their hearts and minds to this project; and to the many advisors who have graced us with their talent and with their belief in our future success. You are all making our mission possible.

One day the world will be rid of the complications of cardiovascular disease and will be rid of the threat of lipid-coated viral diseases. With your support, we at Lipid Sciences are working to make that day arrive soon.



Phil Radlick, Ph.D.
President and Chief Executive Officer
Lipid Sciences, Inc.



Lipid Sciences, Inc. is a biotechnology company that is researching and developing products to treat major medical conditions—such as cardiovascular disease and HIV infection in which lipids (fats) play a key role.

The Company's technologies are based on a patented process that selectively removes lipids from proteins in human blood without disrupting protein function. This process of lipid removal, known as plasma delipidation, potentially reverses the condition while enhancing the body's natural ability to heal itself.

Lipid Sciences' unique yet simple delipidation process promises far-reaching implications for human health. It may halt and reverse the ravages of cardio- and cerebrovascular disease, as well as prevent many infectious agents, including the viruses that cause AIDS, hepatitis B, hepatitis C, and herpes, from doing their damage in infected patients.

Lipid Sciences has completed preclinical animal studies demonstrating that delipidated plasma results in the removal of cholesterol from the arteries. A Phase 1 safety trial in human subjects is now in progress, with results expected by the end of 2002.

One day, heart attacks and strokes may be conditions of the past.

Today, in the United States...

More than 1 million Americans suffer heart attacks annually.

61 million, or 1 in 4 of all Americans, live with some form of cardiovascular disease.

950,000+ Americans die of cardiovascular disease each year (over 40% of all American deaths).

Strokes account for approximately 1 in every 15 deaths.

570,000+ coronary bypass surgeries are performed annually.

600,000+ balloon angioplasty procedures are performed annually.

Vascular Disease: The Need for Better Treatments

Most strokes and heart attacks are caused by blood vessels that get clogged with cholesterol, a well-known lipid. Commonly referred to as hardening of the arteries, the scientific name for this accumulation of cholesterol in blood vessels is atherosclerosis. It is the biggest killer of people living in Western countries, and a growing menace in industrialized Asian countries like Japan.

The Cholesterol Problem

Cholesterol is found in the bloodstream and in all the body's cells. It is vital to human health. The body itself makes enough cholesterol to meet its needs. However, people also take in cholesterol in the form of saturated fat by eating animal products such as meat, poultry, fish, eggs, butter, cheese, and milk.

If there is too much cholesterol in the blood, the excess can become trapped in the walls of the arteries and continue to accumulate over time. Cholesterol buildup *(called plaque)* narrows the arteries, slowing and even totally blocking the flow of blood. If it blocks a coronary artery (a possible result of cardiovascular disease), a heart attack may result. If it blocks a major blood vessel in the neck (a possible result of cerebrovascular disease), it can cause a stroke.


artery
wall
plaque

normal artery   blocked artery

Cholesterol travels through the bloodstream in fat-carrying proteins called lipoproteins. There are two primary lipoproteins. One type is low-density lipoprotein, or LDL. This is sometimes called the "bad" cholesterol because it *deposits* excess cholesterol in blood vessels. The other type is high-density lipoprotein, or HDL. It is considered "good" cholesterol because it *removes* excess cholesterol from the vessels. Atherosclerosis arises when LDL is depositing so much excess cholesterol in the vessels that HDL cannot keep up.

Factors such as diet, weight, physical activity, age, gender, heredity, lifestyle, disease, and even stress can contribute to this LDL–HDL imbalance.

Lipid Sciences' Vascular Lipid Removal Platform

Lipid Sciences' Vascular Lipid Removal (VLR™) platform is designed to remove cholesterol from LDL and HDL particles without destroying their protein structure. This delipidation activity has been shown in animal models to suppress the deposit of arterial cholesterol while enhancing HDL's natural capacity to remove excess cholesterol. Evidence further suggests that delipidated HDL, when returned to the body, may be up to six times more efficient in scavenging cholesterol than untreated HDL. The result is a reversal of atherosclerosis, or what is now called reverse cholesterol transport (RCT).


artery
wall
plaque

blocked artery — post lipid removal

One day, the VLR™ platform may reverse the effects of cholesterol build-up and significantly alter the treatment of cardio- and cerebrovascular disease.

Cholesterol-lowering therapy. The market for cholesterol-lowering therapy is enormous, as evidenced by recent sales of statin drugs, such as Lipitor® , Zocor® , Pravachol® , etc. Since approval by the FDA, the statin drugs have become the best-selling class of drugs in the world, with $16 billion in sales in 2000.

Statins, however, have only limited benefits. They have been shown to lower circulating LDL levels but not to remove the excess cholesterol that already lines arterial walls.

Complement to lipid-lowering drugs. Lipid Sciences anticipates that its plasma-delipidation VLR therapy will complement treatment with lipid-lowering drugs such as statins. A course of VLR therapy would acutely reduce cholesterol buildup in the vessels, effectively cleaning them of harmful lipid material. Subsequent long-term statin therapy would then inhibit future cholesterol deposits, ensuring continued control of cardio- and cerebrovascular disease progression.

Acute vascular therapies. When cholesterol blocks arteries, three common procedures are used to restore blood flow: bypass surgery, balloon angioplasty (with or without stenting), and atherectomy (cholesterol removal using a rotating blade inserted into an artery). All are invasive procedures performed under anesthesia in the hospital.




We
manage

One day, we may have nothing to fear from many viral and bacterial infections.

Today, worldwide...

40 million adults and children are infected with HIV.

Annually, 5 million people are newly infected and 3 million die from HIV.

170 million people are infected with hepatitis C worldwide, including an estimated 3.9 million in the United States.

20% of hepatitis C sufferers will develop cirrhosis of the liver, and 1% to 5% may develop liver cancer.

More than 2 billion people have been infected with hepatitis B, of which more than 350 million are chronically infected.

25% of those with chronic hepatitis B infection will develop cirrhosis of the liver and/or liver cancer.

Infectious Disease: The Need for Better Treatments

Worldwide epidemics of HIV, hepatitis B, and hepatitis C infections continue to rage despite a proliferation of new drugs to treat them. The threat of emerging new viruses is also a constant worry.

The Continued Threat of Infectious Pathogens

The human immune system is designed to fight off foreign viruses and bacteria that may invade it. But the immune system is not reactive to lipids or fats, which is how many viruses with protective lipid coatings such as HIV, hepatitis B and hepatitis C, and herpes are able to invade the body with little or no reaction from the immune system.


lipid
coat

infectious virus

There is a further complication for HIV-infected individuals. HIV mutates so quickly that it often becomes resistant to the cocktails of new antiviral drugs that are so effectively prolonging lives. These drugs have side effects that some patients cannot tolerate. Moreover, in the developing world, the cocktail therapy is proving impractical due its high costs and difficulties in getting patients to comply with dosing regimens.

Additionally, these drugs sometimes dramatically alter the metabolism of lipids, accelerating the deposit of abnormal fatty substances in the arteries. As a result, atherosclerosis is becoming a leading cause of death in AIDS patients who have been on long-term antiviral therapies.

Lipid Sciences' Viral Pathogen Inactivation Platform

Lipid Sciences' Viral Pathogen Inactivation (VPI™) platform is designed to remove the protective lipid coating from viruses, bacteria, and other lipid-containing infectious agents without damaging the protein structures. Pathogens that have been stripped of their lipids are inactivated. Preclinical animal studies reveal that when delipidated viruses are returned to the bloodstream, they can no longer infect, with the added benefit that their remaining protein structures now stimulate an immune response.

These results may also have implications for the use of the VPI platform in vaccine development and delivery.


lipid
coat
virus
virus
antibody

infectious virus — delipidated virus — immune response

Viruses that may be treatable by the VPI platform include, among others:


HIV
Hepatitis B
Hepatitis C
Pneumon-ovirus
Herpes

With more than 40 million adults and children infected with HIV worldwide, including ever-growing numbers in Asia, and persistent epidemics of hepatitis B, hepatitis C, and herpes, the market for highly effective, safe, and nontoxic antiviral therapies and vaccines is substantial. The sales of antiviral drugs and vaccines in the major pharmaceutical markets exceeded $5.3 billion in 1998 and are projected to more than double by 2008.

One day, Lipid Sciences' delipidation treatments may be essential to good health.

Lipid Sciences will also explore the extension of its technology into new applications, either directly or through third-party licensing arrangements. The Company expects the results from its Phase I safety trial in human subjects by the end of 2002.


Plasma Separation
Delipidation
(lipid removal)
Red Blood Cells
Reinfusion


Coronary Artery Disease
Cerebrovas-cular Disease
Peripheral Vascular Disease
Macular Degenera-tion
Vascular Dementia
Alzheimer's Disease
Lipodystro-phies
Restenosis

Lipid Sciences


HIV
Hepatitis B and C
Pneumon-ovirus
Septic Shock
Acute Poisoning
Herpes

Today at Lipid Sciences...

Manufacturing

Initially, Lipid Sciences will rely on collaborative partners to manufacture its product components. The Company believes there are a number of high-quality contract manufacturers with FDA and ISO 9001 certification that can fulfill its initial production needs for both clinical and commercial use.

The manufacture of Lipid Sciences' products will be subject to rigorous regulations, including compliance with current FDA and ISO Good Manufacturing Practice standards. As part of obtaining approval for each product, each manufacturing facility will be inspected and approved by, and registered with, the appropriate regulatory agencies. Prospective manufacturers' quality control and manufacturing procedures, whether at a domestic or foreign manufacturing facility, will be subject to periodic inspection by the FDA and/or foreign regulatory authorities.

Marketing and Sales

Lipid Sciences has experienced professionals to establish its own marketing and sales force to market and sell products that it successfully develops for worldwide distribution. The Company may seek to enter into agreements with experienced distributors of medical products in selected international markets.

Lipid Sciences may also license some of its technology to other entities, especially for certain medical markets that are not in Lipid Sciences' current development plan.

Intellectual Property Protection

Lipid Sciences relies on trade secrets and proprietary information to protect its research and development, technologies, and potential products. While the Company intends to focus primarily on patented or patentable technology, Lipid Sciences will also rely on trade secrets, unpatented property know-how, regulatory exclusivity, patent extensions, and continuing technological innovation to develop its competitive position.

In the United States and certain foreign countries, the exclusivity period provided by patents covering medical devices and pharmaceuticals may be extended by a portion of the time required to obtain regulatory approval.

Lipid Sciences' Patents


3 issued U.S. patents
3 Australian patent counterparts to the U.S. patents
6 pending foreign patent applications
6 pending U.S. provisional applications
2 pending Patent Cooperation Treaty applications

LIPID SCIENCES, INC.

CONSOLIDATED FINANCIAL STATEMENTS 2001

The selected consolidated financial data presented below for the fiscal year ended December 31, 2001 and for the period from inception (May 21, 1999) to December 31, 2000, are derived from the Company's audited financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto appearing elsewhere in this report.

Year ended December 31, 2001 and period
From Inception (May 21, 1999) to December 31, 2000[1]
(In thousands, except per share data)

	2001[2]	2000[3]
Consolidated Statement of Operations Data:		
Gross revenue from operations	**$ 522**	$ –
Net loss	**(13,677)**	(2,993)
Basic and diluted net loss per share of common stock	**($0.87)**	($0.34)
Weighted average number of shares used in computing basic and diluted earnings per share	**15,801**	8,877

	2001	2000
Consolidated Balance Sheet Data:		
Cash, cash equivalents and short-term investments	**$ 12,811**	$ 9,171
Working capital	**28,388**	9,050
Total assets	**77,688**	10,269
Non-current liabilities	**21,054**	7
Stockholders' equity	**51,277**	9,623

(1) Because our merger with Pre-Merger Lipid was treated as a reverse acquisition, Pre-merger Lipid was considered the acquirer for accounting and financial reporting purposes. Accordingly, all financial information prior to November 29, 2001 presented represents the financial results of Pre-Merger Lipid.

(2) Financial information for the year ended December 31, 2001, includes the results of Pre-Merger Lipid from January 1, 2001 through November 28, 2001, and the Company's results from November 29, 2001 through December 31, 2001.

(3) Activities during the period from Inception (May 21, 1999) to December 31, 1999 were insignificant and have been included in the results of operations for the year ended December 31, 2000.

Common Stock Market Prices

Since November 29, 2001, our common stock has traded on the NASDAQ National Market System under the symbol "LIPD". Prior to November 29, 2001, our common stock was admitted to non-listed trading privileges on the American Stock Exchange under the symbol "NZ". The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock, as reported by the AMEX and NASDAQ National Market, respectively. On March 31, 2002 there were approximately 1,073 holders of record of our common stock, including multiple beneficial holders and depositories, banks and brokers listed as a single holder in the street name of each respective depository, bank or broker.

The Market Price Range by Quarter:

	2001		2000	
	High	**Low**	High	Low
First quarter	**$4.00**	**$3.13**	$5.63	$4.88
Second quarter	**5.55**	**3.70**	5.38	4.88
Third quarter	**9.96**	**4.40**	5.00	4.25
Fourth quarter	**9.61**	**6.85**	4.69	2.94

We did not declare any dividends on our common stock in 2001 and 2000. We anticipate that for the foreseeable future we will continue to retain our earnings for use in our business. The payment of cash dividends is at the discretion of the Board of Directors of the Company.

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes thereto, included in this annual report, and the "Factors That May Affect Future Results and Financial Condition" section at the end of Management's Discussion and Analysis. The statements below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See the "Forward-Looking Statements" text in the back of this report.

Overview

We are a development-stage biotechnology company engaged in the research and development of products focused on treating major medical conditions in which a lipid, or fat, component plays a key role. Our technology is based on a process of selective, systemic removal of lipids from plasma, that is, blood without red cells. This process is known as plasma delipidation. The process is designed to provide therapeutic benefit by enhancing the body's natural ability to heal itself. We believe that through the use of this system a patient's risk of such common disorders as heart attack and stroke will be reduced, and circulation throughout the body will be improved with numerous attendant benefits.

On November 29, 2001, we completed our merger with Pre-Merger Lipid. As a result of the merger, the Company was renamed Lipid Sciences, Inc., Pre-Merger Lipid ceased to exist as a separate corporation, and the shareholders of Pre-Merger Lipid became shareholders of the Company. In connection with the merger, Pre-Merger Lipid shareholders received 1.55902 shares of our common stock for each share of Pre-Merger Lipid common stock they held at the time the merger was completed. After the transaction, the Pre-Merger Lipid shareholders owned approximately 75% of the then outstanding stock of the Company and the NZ shareholders owned the remaining shares of the Company's common stock.

In connection with the merger, the Company is obligated to issue additional shares of common stock to those individuals and entities who were shareholders of NZ on the day prior to the completion of the merger and who hold perfected stock rights, unless during the 24-month period immediately following the merger, the closing price per share of the Company's common stock equals or exceeds $12.00 per share throughout any period of 20 consecutive trading days in which the aggregate volume of shares traded equals or exceeds 1,500,000 shares. Each perfected right entitles the holder to receive up to one additional share of the Company's common stock. Shareholders have until April 30, 2002 to perfect their rights.

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of Pre-Merger Lipid owned the majority of our common stock immediately after the merger. Pre-Merger Lipid was considered the acquirer for accounting and financial reporting purposes. Accordingly, all financial information prior to 2001 included in this report reflects Pre-Merger Lipid results.

Pre-Merger Lipid's primary activities since incorporation had been establishing offices, recruiting personnel, conducting research and development, performing business and financial planning, and raising capital. Activities during the period from inception (May 21, 1999) to December 31, 1999 were insignificant and have been included in the results of operations for the year ended December 31, 2000.

In the course of our research and development activities, we have sustained continued operating losses and we expect these losses to continue for the foreseeable future as we continue to invest in research and development and begin to allocate significant and increasing resources for clinical testing and related activities. We are conducting an orderly disposition of substantially all of the real estate and other assets held by the Company before the merger and will use the proceeds from the disposition of those assets to fund our on-going operations. We anticipate the disposition will take place over the next year. Additional funding activities could include the issuances of equity securities, and the receipt of research and development grants. Longer term we expect to achieve profitability.

Our business is currently organized into two segments: Medical Technology and Real Estate. Our Medical Technology segment is focused on the research and development of products for the treatment of major medical conditions in which a lipid, or fat, component plays a key role. As a result of the merger between Pre-Merger Lipid and NZ on November 29, 2001, certain real estate assets, including commercial real estate loans were acquired. As part of the merger we announced our intent to conduct an orderly disposition of these assets. On March 22, 2002, the Company formalized a plan to discontinue the operations of its Real Estate segment. The plan identifies the major assets to be disposed of, the expected method of disposal, and the period expected to be required for completion of the disposal.

As of December 31, 2001, the Company recorded restructuring charges of approximately $885,000. All restructuring charges were charged to general and administrative expense and are reflected in accrued liabilities as of December 31, 2001. The Company's recent restructuring initiatives involved strategic decisions to exit the real estate market through the orderly disposition of substantially all of NZ's assets. As of December 31, 2001, we have not utilized any of the accruals set up for restructuring purposes. We expect the accrued amounts to be paid and the restructuring to be complete by early 2003 (see Note 12 of the financial statements).

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their "critical accounting policies" in MD&A. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry and information available from other outside sources, as appropriate. We believe that our following accounting policies fit this definition:

Property Sales, Cost of Property Sales and Deferred Revenue

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, *"Accounting for Sales of Real Estate."* SFAS No. 66 stipulates certain conditions which must be met to recognize profit from the sale of real estate using the full accrual method. These conditions include minimum down payments and annual investments by the buyer, and reasonable assurance the related receivable is collectible. We recognize revenue from the sale of properties using the full accrual method when the required conditions are met.

Profits from retail land sales are recognized on the installment basis provided minimum down payments are received. Deferred revenue consists principally of retail land sales made after the merger, and rents collected in advance.

The Company capitalizes construction and development costs as required by SFAS No. 67, *"Accounting for Costs and Initial Rental Operations of Real Estate Projects."* Cost of sales for the recreational lots are determined by allocating development costs pro-rata by acre. Costs associated with financing or leasing projects are capitalized and amortized over the period benefited by those expenditures.

Property and Equipment

Property includes real estate assets owned by the Company before the merger. Real estate properties are stated at the lower of cost or estimated fair value. All properties are held for sale and are written down to estimated fair value when the Company determines that the carrying cost exceeds the estimated selling price, less costs to sell. Management makes this evaluation on a property-by-property basis. The evaluation of fair value and future cash flows from individual properties requires significant judgment. Our estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. It is reasonably possible that a change in economic or market conditions could result in a change in management's estimate of fair value.

Income Taxes

The Company follows SFAS No.109, *"Accounting for Income Taxes."* Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The above listing is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto, which begin on page 37 of this Annual Report, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States of America.

Results of Operations—Year Ended December 31, 2001, and Period from Inception (May 21, 1999) to December 31, 2000

Consolidated discussions represent data of the Company as presented in the Consolidated Statements of Operations included in this Report. Segment discussions represent data as reported by segment in Note 16 to the Consolidated Financial Statements.

Consolidated

Net Revenue. Revenues for 2001 increased to $522,000 because we did not have a real estate segment in 2000. Revenue from real estate assets acquired in the merger is included from the date of the merger, November 29, 2001, through December 31, 2001 (see Note 2 of the financial statements). These revenues are primarily from rental properties and interest income generated by commercial real estate loans.

Research and Development Expenses. Research and development expenses include product development, clinical testing, and regulatory expenses. Research and development expenses for 2001 increased 433% to $11,800,000 from $2,200,000 in 2000. The increase in research and development expenses is due primarily to staff additions in research and development and clinical areas, stock compensation expenses, a non-cash charge related to issuance of stock to our Scientific Advisory Board, and expenses related to the ongoing development of the device component of our delipidation systems, including $3,400,000 related to the development agreement with SRI International, of which $850,000 is a non-cash charge related to the issuance of warrants.

While we allocate and track resources when required pursuant to the terms of development arrangements, our research team typically works on different products concurrently, and our equipment and intellectual property resources often are deployed over a range of products with a view to maximize the benefit of our investment. Accordingly, we have not tracked, and do not intend to separately track, the costs for each of our research projects on a product-by-product basis. For the year ended December 31, 2001, however, we estimate that the majority of our research and development expense was associated with our two primary platforms, Cardiovascular (Vascular Lipid Removal System) and Lipid-Enveloped Viruses (Viral Pathogen Inactivation System).

Clinical trials have not begun on therapies that will result from the application of our technology within either platform. Due to the inherent risks and uncertainties associated with the development of our proposed platforms, we are unable to further specify with meaningful certainty the estimated completion date or estimated cost of completion of our proposed products, or whether any of our products will eventually be successfully developed.

Selling, General and Administrative Expenses. General and administrative expenses for 2001 increased 299% to $4,700,000 from $1,200,000 in 2000. The increase is due primarily to expenses to establish administrative management (including recruitment fees), accounting, legal, shareholder and filing fees associated with public company requirements, and restructuring costs (see Note 12 of the financial statements) associated with the merger.

Interest and Other Income. Interest and other income for 2001 decreased 5% to $385,000 from $407,000 in 2000. The decrease is due primarily to lower cash, cash equivalent and short-term investment balances throughout 2001. Additional cash was acquired as a result of the merger in November 2001.

Real Estate Segment

Revenues for 2001 increased to $522,000 because we did not have a real estate segment in 2000. Revenue from real estate assets acquired in the merger is included from the date of the merger, November 29, 2001, through December 31, 2001 (see Note 2 of the financial statements). These revenues are primarily from rental properties and interest income generated by commercial real estate loans.

Loss before income taxes for 2001 increased to $2,000 from no net loss in 2000 because Pre-Merger Lipid did not have a real estate segment in 2000. Revenue and expense from real estate assets acquired in the merger are included from the date of the merger, November 29, 2001, through December 31, 2001. General and administrative expenses in 2001 of $394,000 primarily consist of expenses to maintain the Phoenix, Arizona, headquarters to handle real estate activities.

The increase in identifiable assets from 2000 to 2001 represents the addition of NZ's assets as a result of the merger.

Liquidity and Capital Resources

Pre-Merger Lipid financed its operations principally through the sale of common stock to one of its founders and two private placements of equity securities, which have yielded net proceeds of approximately $16,900,000. The merger with the Company resulted in the acquisition of net assets of approximately $45,200,000, net of repurchase of stock and acquisition costs, through December 31, 2001.

The net cash used in operating activities was approximately $8,700,000 and $2,100,000 for the year ended December 31, 2001 and the period from Inception (May 21, 1999) to December 31, 2000, respectively, resulting primarily from operating losses incurred as adjusted for non-cash stock compensation charges. The net cash used in investing activities was approximately $900,000 and $48,000 for the year ended December 31, 2001 and for the period from Inception (May 21, 1999) to December 31, 2000, respectively, primarily attributable to the purchase of capital equipment. Net cash provided by financing activities was approximately $21,300,000 for the year ended December 31, 2001, primarily due to the acquisition of NZ Corporation. Net cash provided by financing activities was approximately $3,200,000 for the period from Inception (May 21, 1999) to December 31, 2000, primarily from the maturities of short-term investments and the sale of equity securities in private placement transactions net of purchases of short-term investments.

In December 1999, we entered into an Intellectual Property License Agreement to obtain the exclusive worldwide rights to certain patents, trademarks, and technology with Aruba International Pty. Ltd., an Australian company, controlled by Bill E. Cham, Ph.D., one of our directors. As consideration for the license, we issued Aruba 4,677,060 shares of common stock valued at $250,000. This amount was charged to expense as research and development in the year ended December 31, 2000. Under this license, we are also obligated to pay Aruba a continuing royalty on revenue generated under the agreement in future years, subject to a minimum annual royalty amount of $500,000. For the year ended December 31, 2000, we paid cash of approximately $350,000 and issued 66,817 shares of common stock valued at $150,000 related to this agreement. For the year ended December 31, 2001, we paid approximately $600,000 and have accrued an additional $250,000 related to this agreement. Amounts for both 2000 and 2001 were charged to research and development expense. We are also required to make a payment of $250,000 upon initiation of human clinical trials utilizing the technology under the patents and 10% of External Research Funding received by us to further this technology, as defined in the agreement. As of December 31, 2001, no amounts have been expensed relating to human clinical trials or External Research Funding given that we have not yet initiated human clinical trials.

In May 2000, we sold a total of 4,925,300 shares of common stock at $2.25 per share in a private placement to accredited investors. Net cash proceeds, after expenses of the placement, were approximately $11,000,000.

In October 2000, we entered into a Development Agreement with SRI International, a California nonprofit public benefit corporation, pursuant to which SRI provides us with various consulting and development services. SRI will assign to us all intellectual property developed during the term of the Development Agreement. The Development Agreement calls for SRI to complete two development phases (as defined in the Development Agreement) during which time SRI will work to develop a medical device to enable us to further develop and commercialize our lipid removal technology.

Phase I was completed on March 28, 2001. Fees for services performed by SRI for Phase I totaled $1,517,000 of which $500,000 was paid to SRI in the year ended December 31, 2000 as a nonrefundable deposit and was included in prepaid expenses at December 31, 2000. Of those total fees, expenses of $972,967 and $544,033 were charged to operations in the year ended December 31, 2001 and the period from Inception (May 21, 1999) to December 31, 2000, respectively, of which $294,033 was included in accounts payable at December 31, 2000.

We also issued SRI warrants to purchase 779,510 shares of common stock at an exercise price of $3.21 per share. The warrants vested with respect to 233,853 shares upon completion of Phase I, with the remaining 545,657 shares vesting upon completion of Phase II. On May 12, 2001, the Development Agreement was amended with respect to the warrants to purchase 545,657 shares of common stock related to Phase II. This amendment splits Phase II into two development milestones with warrants to purchase 272,829 shares vesting at the completion of each milestone. If either development milestone is discontinued at the option of the Company, all 545,657 warrants will vest at the completion of the remaining milestone.

Phase I of the Development Agreement was completed on March 28, 2001, resulting in warrants to purchase 233,853 shares of common stock becoming fully vested. On this date, we recognized an expense of $847,500, based upon the fair market value of the warrants on the date of vesting, using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of seven years.

Phase II was initiated upon completion of Phase I. Fees for Phase II of the development program are limited to $6,300,000. For the year ended December 31, 2001, $2,499,603 was charged to operations of which $122,135 was included in accounts payable at December 31, 2001. As of December 31, 2001, neither milestone related to Phase II was complete, consequently no value has been assigned to those warrants which have a life of seven years. These warrants will be valued using the Black-Scholes method and will be charged to expense as they vest.

In March 2001, we closed a private placement of 1,375,282 shares of common stock at $4.49 per share for gross proceeds of $6,175,000. In connection with the private placement, we paid a commission to MDB Capital Group, LLC of approximately 7% of the gross proceeds, payable in shares of common stock, for services rendered in the private placement. Accordingly, 95,491 shares of common stock at $4.49 per share were issued as commission for the transaction.

In June 2001, Pre-Merger Lipid engaged MDB Capital Group, LLC as its financial advisor in the merger between the Company and Pre-Merger Lipid. The engagement letter commits the Company to pay MDB Capital Group an advisory fee. In December 2001, we paid MDB Capital Group approximately $446,000, which represents a portion of the advisory fee and is based on 5% of the cash and cash equivalents of the Company immediately after the merger as compared to Pre-Merger Lipid's cash and cash equivalents immediately prior to the merger. The remainder of the advisory fee is based on 5% of the gross sales of the Company's pre-merger assets during the two-year period after the closing of the merger, the Company's assets on the two-year anniversary of the merger and the net operating income of the Company derived from the Company's pre-merger assets during the two-year period after the closing of the merger. We anticipate the remainder of the advisory fee to be approximately $2,000,000 and expect to pay it to MDB Capital Group over the next 24 months.

As of December 31, 2001, we had long-term debt of $14,500,000 with interest rates ranging from 7.3% to 9.125% and maturity dates from 2006 to 2010.

As of December 31, 2001, we had cash and cash equivalents equal to approximately $12,800,000. We anticipate that these assets and the cash raised from the orderly disposition of real estate assets, which is expected to take place over a one- to two-year period, will provide sufficient working capital for our research and development activities during that period. After the period of disposition of real estate assets, additional capital will be required. We intend to seek capital needed to fund our operations through new collaborations, or through public or private equity or debt financings.

Recent Accounting Pronouncements

As of January 1, 2001, we adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized in current earnings unless specific hedge accounting criteria are met. Currently, we do not use derivative instruments nor have we identified any imbedded derivatives in other contracts. Upon adoption of SFAS No. 133, there was no effect on the financial position or results of our operations.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 *"Business Combinations"* and SFAS No. 142 *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. We adopted SFAS No. 141 on July 1, 2001. SFAS No. 142 requires that amortization of goodwill will cease, and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."* SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Lipid adopted SFAS No. 142 on January 1, 2002. Adoption of this statement did not have an impact on Lipid's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* This statement will supersede SFAS No. 121. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (i) recognition and measurement of the impairment of long-lived assets to be held and used; and (ii) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Lipid adopted SFAS No. 144 on January 1, 2002. Adoption of this statement did not have a significant impact on Lipid's financial position or results of operations.

Factors That May Affect Future Results and Financial Condition

The following significant risks, trends and uncertainties, among others, could materially and adversely affect the Company's future financial condition, results of operations and stock price.

If we are unable to obtain adequate funds, we may not be able to develop and market our products.

For the twelve months ended December 31, 2001, we incurred a net loss of approximately $13,700,000, and since inception through December 31, 2001, we have incurred an accumulated deficit of approximately $16,700,000. We expect to continue to incur losses for the foreseeable future as we increase funding for development, clinical testing, and other activities related to seeking approval to market our products. For example, the fees for the second development phase under our agreement with SRI International increased to $6,300,000 from approximately $1,500,000 spent for the first phase. In addition, we anticipate beginning our first human safety study of our technology during the second quarter of 2002. Conducting this study and the other clinical trials necessary to apply for regulatory approval to sell our products will take a number of years and will require significant amounts of capital. Currently our monthly cash expenditures are approximately $1,100,000, which is expected to increase as the Company increases its investments in human clinical trials and the advanced development of systems for the delivery of its delipidation technology.

As of December 31, 2001, our cash and cash equivalents were approximately $12,800,000. We anticipate that these assets and the cash raised from the orderly disposition of our real estate assets, which is expected to take place over a one- to two-year period, will provide sufficient working capital for research and development activities during that period. After the period of disposition of real estate assets, additional capital will be required in amounts that cannot be quantified, but are expected to be significant. If the real estate asset disposition does not yield sufficient capital, we intend to seek capital needed to fund our operations through new collaborations, or through public or private equity or debt financings. If we are unable to obtain financing, our ability to continue our business as planned will be harmed.

Our technology is only in the pre-clinical development stage and may never be approved by the FDA, which would significantly harm our business prospects.

Before obtaining required regulatory approvals for the commercial sale of any of our products, we must demonstrate through pre-clinical studies and clinical trials that our technology is safe and effective for use in at least one medical indication. These studies are expected to take a number of years and may fail to show that our technology is sufficiently safe and effective, in which case our technology will not receive regulatory approval, and we will not be able to sell our products. We intend to begin the first human safety study of our technology during the second quarter of 2002.

Our clinical studies may be delayed or unsuccessful.

The ultimate results of clinical studies cannot be predicted with accuracy and can be impacted by many variables. We cannot be sure whether planned clinical trials will begin on time or will be completed on schedule or at all. For example, any of our future clinical studies might be delayed in their initiation, or performance or even halted after initiation because:

- Extensive and time-consuming pre-clinical animal studies are required of the Company by the FDA to demonstrate the safety of the process technology;
- The data generated by the pre-clinical animal studies does not indicate to the FDA that there is a sufficient margin of safety and/or the potential clinical benefit from the delipidation cannot be demonstrated in the animal experiments;
- The FDA regulatory requirements for initiating and maintaining an investigational new drug/investigational device exemption application for a clinical study cannot be met;
- The product is not effective, or physicians perceive that the product is not effective;
- Patients experience severe side effects during treatment;
- Patients die during a clinical study because their disease is too advanced or because they experience medical problems that are not related to the product being studied;
- Patients do not enroll in the studies at the rate we expect; or
- The discovery by the sponsor, during the study, of deficiencies in the way the study is being conducted by the study investigators that raises questions as to whether the study is being conducted in conformity with the FDA's Good Clinical Practice regulations.

If we experience any significant delays in testing or approvals, or if we need to redo or perform more or larger clinical trials than planned, our product development costs will increase and our ability to file, and/or the time line to filing, of a pre-market approval application or other marketing application could be materially and negatively impacted. In addition, if results are not positive or are equivocal, we may need to conduct additional studies, which would increase the total cost of developing these products for commercial marketing and our ability to file, and/or the time line to filing, of a pre-market approval application or other marketing application could be materially and negatively impacted.

We intend to rely on collaborations in order to further develop our products. If these collaborations are unsuccessful, the development of our products could be adversely affected and we may incur significant unexpected costs.

We intend to enter into collaborations with corporate partners, licensors, licensees and others. For example, we have entered into a relationship with SRI International to provide the development of multiple production prototypes, including hardware, software and disposables, based on our technology. We may be unable to maintain or expand our existing collaborations or establish additional collaborations or licensing arrangements necessary to develop our technology or on favorable terms. Any current or future collaborations or licensing arrangements may not be successful.

If we fail to secure and then enforce patents and other intellectual property rights underlying our technologies, we may be unable to compete effectively.

Our success will depend in part on our ability to obtain patent protection; defend patents once obtained; maintain trade secrets and operate without infringing upon the patents and proprietary rights of others; and if needed, obtain appropriate licenses to patents or proprietary rights held by third-parties with respect to its technology, both in the United States and in foreign countries. We currently have an exclusive license from Aruba International Pty. Ltd. with respect to six issued patents and eight pending patent applications. The issued patents will expire in July 2005, July 2014 and December 2014. There are an additional six pending applications assigned to us. Each of the patents and pending applications relates to a method and/or apparatus for removing lipids from biological fluids and/or biological components. Our patent portfolio is intended to cover products for two major medical applications, the treatment of cardiovascular disease and the removal of lipids from lipid-enveloped viruses, such as HIV, hepatitis C, hepatitis B and herpes, bacteria and other lipid-containing infectious agents.

Since patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published for up to 18 months after they are first filed, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we are not certain that we or any licensor was the first creator of inventions covered by pending patent applications or that we or any licensor was the first to file patent applications for these inventions. Further, our patents may be challenged, held unenforceable, invalidated or circumvented, or the rights granted thereunder may not provide significant proprietary protection or commercial advantage to us.

In addition to patents, we rely on trade secrets, know-how, continuing technological innovations, and licensing opportunities to develop and maintain our competitive position. It is our policy to require our employees, certain contractors, consultants, members of the scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of a business relationship with us. We cannot assure you that these agreements will not be breached, that they will provide meaningful protection of our trade secrets or know-how or adequate remedies if there is unauthorized use or disclosure of this information or that our trade secrets or know-how will not otherwise become known or be independently discovered by our competitors.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, such as certain blood products as well as certain organic solvents that may be hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

We depend on our license agreement with Aruba International Pty. Ltd.

We have entered into an agreement for an exclusive license to patents, know-how and other intellectual property relating to our foundation technology for removal of lipids from proteins. The licensor is Aruba International Pty. Ltd., a company controlled by Dr. Bill E. Cham, who is a director of the Company. Dr. Cham also controls KAI International, LLC, our largest shareholder. The technology licensed from Aruba currently represents an essential part of the technology owned or licensed by us. Aruba may terminate the license agreement if we fail to perform our obligations under the agreement, including the royalty payments, or if we cease, without intention to resume, all efforts to commercialize the subject matter of the licensed intellectual property.

An economic downturn in the real estate market could adversely affect our ability to dispose of assets.

We own real estate and make loans secured by real estate, particularly in Arizona, New Mexico, California and the southwestern United States. We own five industrial rental properties, one parcel of industrial land under development, and a large amount of rural land and mineral properties. We expect to generate cash through the sale of our real estate assets. While our real estate markets are generally healthy, there is no assurance that the markets will continue to be favorable over the disposition period of these assets. The market for some of our rural land located in northeastern Arizona is limited, particularly for the portion of land that may not be suitable for inclusion in our recreational lot sales program. A downturn in the real estate market could have an adverse impact on our ability to sell our real estate assets at a profit or at all. In addition, a downturn in the real estate market, especially in Arizona and California where a significant portion of our real estate lending business is concentrated, could affect our real estate lending business. As of February 28, 2002, approximately 54% of our managed loan portfolio was secured by properties located in Arizona and approximately 34% was secured by properties located in California. If we find it necessary to foreclose on properties after a default by a borrower, it is possible that we would not, particularly in the short term, be able to recover our entire investment in the loan. Generally, downturns in the real estate market result in a higher rate of foreclosures.

Our stock price may be volatile.

There can be no assurance that there will be an active trading market for our common stock or that the market price of the common stock will not decline below its present market price. The market prices for securities of biotechnology companies have been, and are likely to continue to be, highly volatile. Factors that have had, and are expected to continue to have, a significant impact on the market price of our common stock include:

- Announcements regarding the results of regulatory approval filings,
- Our clinical studies or other testing,
- Our technological innovations or new commercial products or those of our competitors,
- Government regulations, developments concerning proprietary rights,
- Public concern as to safety of our technology, and
- Variations in operating results.

We depend on key personnel and will need to hire additional key personnel in the future.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. There can be no assurance that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future.

Quantitative and Qualitative Disclosures about Market Risk

Since we had fixed-rate mortgage debt and no short-term investments as of December 31, 2001, we did not have any material quantitative or qualitative disclosures about market risk.

To The Board of Directors and Stockholders of
Lipid Sciences, Inc.
Pleasanton, California

We have audited the accompanying consolidated balance sheet of Lipid Sciences, Inc. (a development stage company) as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended and for the period from Inception (May 21, 1999) to December 31, 2001. Our audit also included the financial statement schedules III and IV listed in Item 14(a)2. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audit. The Company's financial statements as of December 31, 2000 and for the period from Inception (May 21, 1999) to December 31, 2000, were audited by other auditors. The financial statements for the period from Inception (May 21, 1999) to December 31, 2000 reflect net loss of $2,993,000 that is included in the related total for the period from Inception (May 21, 1999) to December 31, 2001. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Lipid Sciences, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended and for the period from Inception (May 21, 1999) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

San Francisco, California
February 28, 2002 (March 22, 2002 as to Note 17)

Report of Ernst & Young LLP, Independent Auditors

To The Board of Directors and Stockholders of
Lipid Sciences, Inc.

We have audited the accompanying balance sheet of Lipid Sciences, Inc. (Pre-Merger Lipid) (a development stage company) as of December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (May 21, 1999) to December 31, 2000 included in the 2001 consolidated financial statements of Lipid Sciences, Inc. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lipid Sciences, Inc. (Pre-Merger Lipid) (a development stage company) at December 31, 2000, and the results of its operations and its cash flows for the period from Inception (May 21, 1999) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

Palo Alto, California
March 13, 2001

Lipid Sciences, Inc.
(A Development Stage Company)
Consolidated Balance Sheets
December 31,

(In thousands, except share amounts)	**2001**	2000
Assets		
Current assets:		
Cash and cash equivalents	**$12,811**	$ 1,126
Short-term investments	-	8,045
Receivables	**1,123**	–
Commercial real estate loans	**16,242**	–
Investments in joint ventures	**2,442**	–
Deferred income taxes	**526**	–
Prepaid expenses and other current assets	**601**	518
Total current assets	**33,745**	9,689
Property and equipment	**30,905**	48
Notes and receivables	**12,511**	–
Restricted cash	**527**	532
Total assets	**$77,688**	$10,269
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 2,553**	$ 616
Related party payables	**2,000**	–
Accrued royalties	**250**	–
Accrued compensation	**235**	23
Current maturities of long-term debt	**319**	–
Total current liabilities	**5,357**	639
Long-term debt	**14,564**	–
Deferred revenue	**178**	–
Deferred rent	**25**	7
Deferred income taxes	**6,287**	–
Total long-term liabilities	**21,054**	7
Commitments and contingencies (Notes 7, 8, 9, 10, 11, 12 and 17)		
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized and issuable; no shares outstanding	-	–
Common stock, no par value; 75,000,000 authorized; 21,246,222 and 9,255,807 shares issued and outstanding at December 31, 2001 and 2000, respectively	**67,947**	12,616
Deficit accumulated in the development stage	**(16,670)**	(2,993)
Total stockholders' equity	**51,277**	9,623
Total liabilities and stockholders' equity	**$77,688**	$10,269

See accompanying Notes to Consolidated Financial Statements.

Lipid Sciences, Inc.
(A Development Stage Company)
Consolidated Statements of Operations

(In thousands, except per share amounts)	Year Ended December 31, 2001	Period from Inception (May 21, 1999) to December 31, 2000	Period from Inception (May 21, 1999) to December 31, 2001
Revenue:			
Property sales	$ 98	$ –	$ 98
Property rentals	280	–	280
Commercial real estate lending	144	–	144
	522	–	522
Expenses:			
Cost of property sales	28	–	28
Rental property	80	–	80
Selling, general and administrative	4,742	1,188	5,930
Research and development	11,800	2,212	14,012
Depreciation, depletion and amortization	104	–	104
	16,754	3,400	20,154
Loss before interest income, other income, income taxes and equity in losses of joint ventures	(16,232)	(3,400)	(19,632)
Interest and other income, net	385	407	792
Income taxes	2,174	–	2,174
Equity in losses of joint ventures	(4)	–	(4)
Net loss	($13,677)	($ 2,993)	($16,670)
Basic and diluted net loss per share	($ 0.87)	($ 0.34)	
Shares used in computing basic and diluted net loss per share	15,801	8,877	

See accompanying Notes to Consolidated Financial Statements.

Lipid Sciences, Inc.
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity
Period from Inception (May 21, 1999) to December 31, 2001

	Common Stock			Deficit Accumulated During the Development Stage	
(In thousands, except share and per share amounts)	Shares	Amount	Additional Paid-in Capital		Total Stockholders' Equity
Issuance of common stock for cash	3,000,000	$ 30	$ 220	$ –	$ 250
Issuance of common stock for technology rights	3,000,000	30	220	–	250
Issuance of common stock for cash	3,180,949	32	10,991	–	11,023
Issuance of common stock for royalties	42,858	1	149	–	150
Issuance of common stock for services	32,000	–	160	–	160
Compensation associated with issuance of options to purchase common stock to consultants and advisors for services	–	–	567	–	567
Issuance of warrants to purchase common stock to consultant for services	–	–	216	–	216
Net loss and comprehensive loss	–	–	–	(2,993)	(2,993)
Balances, December 31, 2000	9,255,807	93	12,523	(2,993)	9,623
Issuance of common stock for services	21,700	–	108	–	108
Issuance of common stock for cash	943,394	9	6,186	–	6,195
Compensation associated with issuance of options to purchase common stock to consultants and advisors for services	–	–	2,936	–	2,936
Issuance of warrants to purchase common stock in exchange for development services	–	–	848	–	848
Acquisition of common stock related to merger, net of $3,665 issuance costs, including repurchase of 1,505,402 shares of common stock in November 2001	5,311,534	45,244	–	–	45,244
Issuance of 1.55902 shares of common stock to Pre-Merger Lipid stockholders for every 1.0 shares of Pre-Merger Lipid common stock owned in connection with merger in November 2001	5,713,787	–	–	–	–
Merger adjustments to reclassify equity accounts to conform with capital structure of no par value	–	22,601	(22,601)	–	–
Net loss and comprehensive loss	–	–	–	(13,677)	(13,677)
Balances, December 31, 2001	21,246,222	$ 67,947	$ –	$ (16,670)	$ 51,277

See accompanying Notes to Consolidated Financial Statements.

Lipid Sciences, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2001	Period from Inception (May 21, 1999) to December 31, 2000	Period from Inception (May 21, 1999) to December 31, 2001
Cash flows provided by/(used in) operating activities:			
Net loss	($13,677)	($2,993)	($16,670)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	104	–	104
Accretion of discount on short-term investments	(80)	–	(80)
Issuance of common stock to consultants for services	108	–	108
Issuance of common stock for technology rights, royalties and services	-	560	560
Issuance of common stock to consultants and advisors for services	2,936	567	3,503
Issuance of warrants to consultants for services	848	196	1,044
Deferred revenue	159	–	159
Deferred income taxes	(2,174)	–	(2,174)
Equity in losses from joint ventures	4	–	4
Changes in operating assets and liabilities – net of effect of merger:			
Prepaid expenses and other current assets	957	(517)	440
Restricted cash	5	(532)	(527)
Receivables	1,532	–	1,532
Properties	27	–	27
Accounts payable and other current liabilities	34	615	649
Accrued royalties	250	–	250
Accrued compensation	212	23	235
Deferred rent	18	7	25
Net cash provided by/(used in) operating activities	(8,737)	(2,074)	(10,811)
Cash flows provided by/(used in) investing activities:			
Capital expenditures	(795)	(48)	(843)
Contributions to joint ventures	(103)	–	(103)
Collections of principal on commercial real estate loans	25	–	25
Additions to commercial real estate loans	(8)	–	(8)
Net cash provided by/(used in) investing activities	(881)	(48)	(929)
Cash flows provided by/(used in) financing activities:			
Acquisition of NZ Corporation – cash acquired	20,666	–	20,666
Payment of acquisition costs	(1,615)	–	(1,615)
Payment to repurchase stock	(12,043)	–	(12,043)
Maturities and sales of short-term investments	8,125	–	8,125
Purchases of short-term investments	-	(8,045)	(8,045)
Proceeds from sale of common stock, net of issuance costs	6,175	11,273	17,448
Proceeds from issuance of warrants	20	20	40
Payment of debt	(25)	–	(25)
Net cash provided by financing activities	21,303	3,248	24,551
Net increase in cash and cash equivalents	11,685	1,126	12,811
Cash and cash equivalents at beginning of period	1,126	–	–
Cash and cash equivalents at end of period	$12,811	$1,126	$12,811

(In thousands)	Year ended December 31, 2001	Period from Inception (May 21, 1999) to December 31, 2000	Period from Inception (May 21, 1999) to December 31, 2001
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 100	$ –	$ 100
Supplemental Disclosures of Non-cash Transactions			
Acquisition of NZ Corporation:			
Current assets (other than cash)	$ 1,040		
Property and equipment	30,193		
Commercial real estate loans	16,335		
Notes and receivables	15,166		
Investments in joint ventures	2,343		
Current liabilities assumed	(1,947)		
Long-term debt assumed	(14,908)		
Deferred taxes as a result of the merger	(7,936)		
Fair value of net assets acquired	$ 40,286		
Supplemental Disclosures of Non-cash Financing Transactions			
Accrued acquisition costs	$ 2,050		

See accompanying Notes to Consolidated Financial Statements.

Note 1: Description of Business

Organization and Basis of Presentation

Lipid was organized in 1908 as an Arizona corporation under the name New Mexico and Arizona Land Company ("NZ"). We changed our name to NZ Corporation in June 2000 and to Lipid Sciences, Inc., in November 2001.

The Company is engaged in the research and development of products that can treat major medical indications by regulating plasma lipid levels. Pre-Merger Lipid's primary activities since incorporation had been establishing offices, recruiting personnel, conducting research and development, performing business and financial planning, and raising capital. Accordingly, the Company was considered to be in the development stage through December 31, 2001.

Activities of Pre-Merger Lipid during the period from inception (May 21, 1999) to December 31, 1999 were insignificant and have been included in the Company's results of operations for the period ended December 31, 2000.

In the course of its research and development activities, the Company has sustained continued operating losses and expects these losses to continue for the foreseeable future as it continues to invest in research and development and begins to allocate significant and increasing resources for clinical testing and related activities. Since December 31, 2000, the Company has continued to expend significant cash resources in pursuit of its primary objectives, and at December 31, 2001 the remaining available cash and investments balance is approximately $12.8 million. The Company intends to finance itself through the orderly disposition of NZ's assets acquired in the merger, and through issuances of equity securities, research and development grants and, in the longer term, revenues from product sales and licenses and ultimately, upon achieving profitable operations. If adequate funds are not available to satisfy the Company's requirements, it may have to reduce substantially, or eliminate, certain areas of its product development activities, limit its operations significantly, or otherwise modify its business strategy.

Historically, NZ engaged in various real estate and commercial real estate lending activities. Lipid plans to manage the real estate assets of NZ acquired in the merger, pending their disposition. No new real estate activity is anticipated, except as necessary for the ultimate disposition of the assets.

Note 2: Acquisition

On November 29, 2001, we completed our merger with Pre-Merger Lipid. As a result of the merger, the Company was renamed Lipid Sciences, Inc. Pre-Merger Lipid ceased to exist as a separate corporation, and the shareholders of Pre-Merger Lipid became shareholders of the Company. In connection with the merger, Pre-Merger Lipid shareholders received 1.55902 shares of our common stock for each share of Pre-Merger Lipid common stock they held at the time the merger was completed. After the transaction, the Pre-Merger Lipid shareholders owned approximately 75% of the then outstanding stock of the Company and the NZ shareholders owned the remaining shares of the Company's common stock.

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of Pre-Merger Lipid owned the majority of the Company's common stock after the merger. Pre-Merger Lipid was considered the acquirer for accounting and financial reporting purposes. The results of operations from NZ have been included only from November 29, 2001, the date of acquisition. The historical financial statements prior to November 29, 2001 are those of Pre-Merger Lipid. The share amounts included in the Consolidated Balance Sheets as of December 31, 2000 and the Statement of Stockholders' Equity for all periods prior to the date of the merger have not been adjusted to reflect the effects of the exchange ratio.

Pre-Merger Lipid acquired NZ for the aggregate purchase price of $60,952,000. The aggregate purchase price equals the fair value of NZ's net assets. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(In thousands)	
Current assets	$21,706
Property and equipment	30,193
Commercial real estate loans	16,335
Notes and receivables	15,166
Investments in joint ventures	2,343
Total assets acquired	85,743
Current liabilities	1,947
Long-term debt	14,908
Long-term deferred taxes	7,936
Total liabilities assumed	24,791
Net assets acquired	$60,952

In connection with the merger, the Company is obligated to issue additional shares of common stock to those individuals and entities who were shareholders of NZ on the day prior to the completion of the merger and who hold perfected stock rights, unless during the 24-month period immediately following the merger, the closing price per share of the Company's common stock equals or exceeds $12.00 per share throughout any period of 20 consecutive trading days in which the aggregate volume of shares traded equals or exceeds 1,500,000 shares. Each perfected right entitles the holder to receive up to one additional share of the Company's common stock. Shareholders have until April 30, 2002 to perfect their rights. If additional shares are issued pursuant to the rights, the issuance of additional shares of common stock will have the effect of diluting the ownership of shareholders not holding rights and increasing the proportionate ownership of the shareholders holding rights. The number of outstanding shares of common stock would increase, having the effect of diluting earnings per share.

The following unaudited pro forma condensed combined financial information for the year ended December 31, 2001, and the period from Inception (May 21, 1999) to December 31, 2000 includes the results of operations for the Company, presented as if Pre-Merger Lipid had been combined with NZ for all of 2001 and for the period from Inception (May 21, 1999) to December 31, 2000, along with adjustments that give effect to events that are directly attributable to the transaction and expected to have a continuing impact.

	2001	2000
Revenue	$ 25,010	$19,705
Net (loss)/income	($13,338)	$ 2,738
Basic net (loss)/income per share	($ 0.64)	$ 0.19
Diluted net (loss)/income per share	($ 0.64)	$ 0.17

Note 3: Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lipid, and its wholly owned subsidiaries. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents may be invested in money market funds. Cash equivalents and short-term investments are carried at cost, which approximates fair value at December 31, 2001 and 2000. All of the Company's investments are classified as short-term, as the Company has classified its investments as available-for-sale and may not hold its investments until maturity in order to take advantage of market conditions. Short-term investments consist of an available-for-sale investment in a U.S. Government security with a cost, approximating fair value, of zero and $8,045,000 at December 31, 2001 and 2000, respectively.

Commercial Real Estate Loans and Allowance for Bad Debts

Commercial real estate loans are recorded at cost (which estimates fair value at the date of the merger) less undisbursed loan proceeds. Management, considering current information and events regarding the borrowers' ability to repay their obligations and the value of collateral, considers a loan to be impaired when it is probable that the Company will be unable to collect all principal amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Impairment losses are included in the allowance for bad debts through a charge to bad debt expense. Interest accrual stops when a loan becomes 90 days past due. Subsequently, cash receipts on impaired loans are applied to reduce the principal amount of such loans until the loan is no longer impaired or until the principal has been recovered, and are recognized as interest income thereafter. As of December 31, 2001 and December 31, 2000, there was no allowance for bad debts because all of the commercial real estate loans were marked to fair value as part of the merger.

Investments in Joint Ventures

Investments in joint ventures may include loans that, under the relevant accounting literature, are required to be accounted for as joint ventures, in addition to real estate joint ventures. The term "joint venture" as used with respect to those loans does not mean that a partnership relationship exists under applicable law. Joint venture investments are generally accounted for using the equity method, but in some instances the cost method is appropriate.

Property and Equipment

Property includes real estate assets acquired from NZ during the merger. Real estate properties are stated at the lower of cost (which estimates fair value at the date of the merger) or estimated fair value. All properties are held for sale and are written down to estimated fair value when the Company determines the carrying amount exceeds the estimated selling price, less costs to sell. Management makes this evaluation on a property-by-property basis. The evaluation of fair value and future cash flows from individual properties requires significant judgment. It is reasonably possible that a change in economic or market conditions could result in a change in management's estimate of fair value.

Depreciation on rental properties and other assets is provided over the estimated useful lives of the assets. Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives between four and thirty-five years.

Equipment is stated at cost, less accumulated depreciation, which is calculated using the straight-line method over the estimated useful lives of the respective assets, ranging between three and ten years.

Research and Development

Costs to develop the Company's products are expensed as incurred in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, *"Accounting for Research and Development Costs."* These costs include research related overhead expenses, including salaries and other personnel related expenses, contractor fees, facility costs, supplies and depreciation of equipment.

Property Sales, Cost of Property Sales and Deferred Revenue

The Company follows SFAS No. 66, *"Accounting for Sales of Real Estate."* SFAS No. 66 stipulates certain conditions which must be met to recognize profit from the sale of real estate using the full accrual method. These conditions include minimum down payments and annual investments by the buyer, and reasonable assurance the related receivable is collectible. We recognize revenue from the sale of properties using the full accrual method when the required conditions are met.

Profits from retail land sales are recognized on the installment basis provided minimum down payments are received. Deferred revenue consists principally of retail land sales made after the merger, and rents collected in advance.

The Company capitalizes construction and development costs as required by SFAS No. 67, *"Accounting for Costs and Initial Rental Operations of Real Estate Projects."* Cost of sales for the recreational lots are determined by allocating development costs pro-rata by acre. Costs associated with financing or leasing projects are capitalized and amortized over the period benefited by those expenditures.

Stock Compensation

The Company accounts for stock options granted to employees using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and, thus, recognizes no compensation expense for those options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS No. 123, *"Accounting for Stock-Based Compensation."* The Company accounts for its stock-based awards to non-employees in accordance with SFAS No. 123 (see Note 13).

Income Taxes

The Company follows SFAS No.109, *"Accounting for Income Taxes."* Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share

The Company computes its net loss per share under the provisions of SFAS No. 128, *"Earnings Per Share."* Basic net loss per share is calculated using the weighted average number of common shares outstanding.

Diluted net loss per share includes the impact of options and warrants to purchase common stock, if dilutive. The Company had securities outstanding, which could potentially dilute basic earnings per share, but because the Company incurred a net loss for all periods presented, such securities were excluded from the computation of diluted net loss per share as their effect would have been antidilutive. These outstanding securities consist of the following:

At December 31,	2001	2000
Stock options	4,546,087	2,775,060
Warrants to purchase common stock	1,091,314	935,412
	5,637,401	3,710,472

Fair Value of Financial Instruments

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments,"* requires that a company disclose estimated fair values for its financial instruments. The carrying amounts of the Company's commercial real estate loans and long-term debt and lines of credit approximate the estimated fair value because they are at interest rates comparable to market rates, given the terms and maturities. The carrying amounts of the Company's cash equivalents, receivables, accounts payable approximate the fair value of these instruments due to their short-term maturities. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company may pay or receive in actual market transactions.

New Accounting Standards

As of January 1, 2001, the Company adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 133, as amended, establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized in current earnings unless specific hedge accounting criteria are met. Currently, the Company does not use derivative instruments nor did the Company's evaluation identify any embedded derivatives in other contracts. Upon adoption of SFAS No. 133 there was no effect on the financial position or results of operations of the Company.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 *"Business Combinations"* and SFAS No. 142 *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. The Company has adopted the provisions of SFAS No. 141. SFAS No. 142 requires that amortization of goodwill will cease, and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."* SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Lipid adopted SFAS No. 142 on January 1, 2002. Adoption of this statement did not have an impact on Lipid's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* This statement will supersede SFAS No. 121 and retains the fundamental provisions of SFAS No. 121 for (i) recognition and measurement of the impairment of long-lived assets to be held and used; and (ii) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Lipid adopted SFAS No. 144 on January 1, 2002. Adoption of this statement did not have a significant impact on Lipid's financial position or results of operations.

Note 4: Property and Equipment

Property and equipment consist of the following:

In thousands at December 31,	2001	2000
Rural lands and unimproved urban properties[1]	$ 3,680	$ –
Properties under development[1]	3,665	–
Rental properties[1][2]	22,367	–
Other real estate owned[1][3]	174	–
Mineral rights[1]	150	–
Office and video equipment	973	48
Less accumulated depreciation, depletion and amortization	(104)	–
	$ 30,905	$ 48

(1) The property as of December 31, 2001 is held for sale.

(2) At December 31, 2001, the Company owned five office/industrial warehouse complexes. Four buildings were multi-tenant and one building was leased to a single tenant. The leases are primarily triple net with a five-year term. As of December 31, 2001, accumulated depreciation for rental properties was $42,962. The future rental income on non-cancelable operating leases related to the Company's rental properties and certain mineral leases are as follows: $2,378,760 in 2002; $1,844,189 in 2003; $1,431,055 in 2004; $1,180,310 in 2005; $846,857 in 2006 and $829,706 in later years.

(3) At December 31, 2001 the Company held, as other real estate owned, residential lots in New Mexico. The lots are being sold under a rolling option agreement.

Note 5: Commercial Real Estate Loans

Commercial real estate loans consist of the following:

In thousands at December 31,	2001	2000
Managed portfolio	$ 22,719	$ –
Less participations	(4,030)	–
Commercial real estate loans	18,689	–
Less: Undisbursed loan proceeds	(7)	–
Loans accounted for as joint ventures	(2,440)	–
	$ 16,242	$ –

These loans bear interest at rates ranging from 10% to 18% with initial terms ranging from 6 to 24 months. All loans are secured by mortgages and/or other security instruments. Participating lenders typically take a position senior to the Company's position with respect to payment of the principal portion of those loans which are participated.

Undisbursed loan proceeds consist of interest reserve accounts, which are held on behalf of borrowers to ensure timely payment of periodic interest payments.

Allowance for bad debts

The allowance for bad debts is periodically reviewed for adequacy considering economic conditions, collateral values and credit quality indicators, including charge-off experience and levels of past due loans. Allowance for bad debts had no balance as of December 31, 2001 and 2000. The commercial real estate loans were evaluated as part of the merger and marked to fair market value. At December 31, 2001, four loans were on a non-accrual status or were otherwise in default. In management's opinion no allowance for bad debts is necessary at December 31, 2001 because the loans were marked to fair value at November 29, 2001.

Note 6: Notes and Receivables

Notes and receivables consist of the following:

In thousands at December 31,	2001	2000
Mortgage notes receivable[1]	$ 12,220	$ –
Other notes receivable[2]	291	–
	$ 12,511	$ –

(1) Mortgage notes receivable as of December 31, 2001 consists of loans made in connection with the Company's recreational land sales and five other notes receivable the Company took back from the sale of land. The notes receivable from the recreational land sales are due over fifteen years and bear interest at rates ranging from 11% to 12%. The notes are secured by the properties sold. At December 31, 2001, those notes had outstanding balances totaling $5,956,000. The five other notes bear interest at rates ranging from 8% to 11% and have terms ranging from 3 to 15 years. At December 31, 2001, those notes had outstanding balances ranging from $71,000 to $1,000,000. The notes are secured by mortgages on the property sold.

(2) Other notes receivable consists of one subordinate tax-exempt municipal bond received in the sale of an apartment complex the Company owned prior to the merger. The bond pays interest semi-annually at the rate of 8.75% per annum and has a term of 19 years and 10 months from the date of issue. The bond is subordinate to two other bonds. Principal on the bond is payable out of the excess cash flow from the future operations of the apartment. The bond is on non-accrual status as of December 31, 2001. The Company is currently negotiating with the debtor to restructure or repay the bond. The Company believes it will be paid a discounted amount from the face value. The bond was marked to fair value at November 29, 2001 to the amount the Company expects to receive.

Note 7: Long-Term Debt

Long-term debt consists of the following:

Dollars in thousands at December 31,	Maturity date	Interest rate (%)	Payment	2001	2000
Mortgage loans:					
Commercial buildings[1]	2006 - 2010	7.3 - 9.125	monthly p&i	$ 14,883	$ –
Less current maturities				(319)	
				$ 14,564	$ –

(1) These loans are collateralized by first mortgages and related security documents on the Company's industrial rental properties.

The principal payment requirements (in thousands) on debt for the years ended December 31 are as follows:

2002	$ 319
2003	346
2004	374
2005	406
2006	827
Thereafter	12,611
	$14,883

NOTE 8: Commitments and Contingencies

The Company has three non-cancelable lease agreements for office space in Pleasanton, California; Brisbane, Australia; and Phoenix, Arizona. The leases expire in September 2005, May 2002, and May 2005, respectively. Rent expense for 2001 and 2000 was approximately $265,000 and $78,000, respectively. Future minimum lease payments (in thousands) under these non-cancelable leases are:

2002	$396
2003	395
2004	280
2005	205
	$1,276

The Company was required to obtain an irrevocable standby letter of credit for the Pleasanton, California lease in the amount of $525,000 as security for payments due under the lease. Accordingly, the Company has restricted funds totaling $527,000 (including interest) in relation to this letter of credit.

The Phoenix, Arizona lease will be terminated in May 2003 if early termination conditions are met.

Note 9: Development Agreement

In October 2000, we entered into a Development Agreement with SRI International, a California nonprofit public benefit corporation, pursuant to which SRI provides us with various consulting and development services. SRI will assign to us all intellectual property developed during the term of the Development Agreement. The Development Agreement calls for SRI to complete two development phases (as defined in the Development Agreement) during which time SRI will work to develop a medical device to enable us to further develop and commercialize our lipid removal technology.

Phase I was completed on March 28, 2001. Fees for services performed by SRI for Phase I totaled $1,517,000 of which $500,000 was paid to SRI in the year ended December 31, 2000 as a nonrefundable deposit and was included in prepaid expenses at December 31, 2000. Of these total fees, funding of $972,967 and $544,033 was charged to operations in the year ended December 31, 2001 and the period from inception (May 21, 1999) to December 31, 2000, respectively, of which $294,033 is included in accounts payable at December 31, 2000.

Phase II was initiated upon completion of Phase I. Fees for Phase II of the development program are limited to $6,300,000. For the year ended December 31, 2001, $2,499,603 was charged to operations of which $122,135 is included in accounts payable at December 31, 2001.

We also issued SRI warrants to purchase 779,510 shares of common stock at an exercise price of $3.21 per share. The warrants vested with respect to 233,853 shares upon completion of Phase I, with the remaining 545,657 shares vesting upon completion of Phase II. On May 12, 2001, the Development Agreement was amended with respect to the warrants to purchase 545,657 shares of common stock related to Phase II. This amendment splits Phase II into two development milestones with warrants to purchase 272,829 shares vesting at the completion of each milestone. If either development milestone is discontinued at the option of Lipid, all 545,657 warrants will vest at the completion of the remaining milestone.

Phase I of the Development Agreement was completed on March 28, 2001 resulting in warrants to purchase 233,853 shares of common stock becoming fully vested. On this date, we recognized an expense of $847,500, based upon the fair market value of the warrants on the date of vesting, using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of seven years.

As of December 31, 2001, neither milestone related to Phase II was complete and no value has been assigned to these warrants which have a life of seven years. These warrants will be valued using the Black-Scholes method and will be charged to expense as they vest.

Note 10: Related Party Transactions

In December 1999, we entered into an Intellectual Property License Agreement to obtain the exclusive worldwide rights to certain patents, trademarks, and technology with Aruba International Pty. Ltd., an Australian company, controlled by Bill E. Cham, Ph.D., a founding shareholder of Pre-Merger Lipid and one of our directors. As consideration for the license, we issued Aruba 4,677,060 shares of our common stock valued at $250,000. This amount was charged to expense as research and development in the year ended December 31, 2000. Under this agreement, we are also obligated to pay Aruba continuing royalty on revenue under the agreement in future years, subject to a minimum annual royalty amount of $500,000. For the year ended December 31, 2000, we paid cash of approximately $350,000 and issued 66,817 shares of common stock valued at $150,000 related to this agreement. For the year ended December 31, 2001, we have paid approximately $600,000 and have accrued an additional $250,000 related to this agreement. Amounts for both 2000 and 2001 were charged to research and development expense.

We are also required to make a payment of $250,000 upon initiation of human clinical trials utilizing the technology under the patents and 10% of any External Research Funding received by us to further this technology, as defined in the agreement. As of December 31, 2001, no amounts have been expensed relating to human clinical trials or External Research Funding given that we have not reached the human clinical trials stage.

Additionally, in the normal course of business, we have consulted with Dr. Cham, and companies with which he is affiliated, regarding various matters of a research and development nature. The amount expensed under these consultations amounted to approximately $21,000 and $110,000 in the year ended December 31, 2001 and the period from Inception (May 21, 1999) to December 31, 2000, respectively, for fees charged by Dr. Cham, including travel and similar costs, and have been included in the results of operations. Of these amounts, zero and $29,381 are included in accounts payable at December 31, 2001 and 2000, respectively.

In November 2001, we entered into a Service Agreement with Karuba International Pty. Ltd., a company controlled by Dr. Cham, that requires us to pay approximately $191,000 a year for consulting services provided. Under the terms of the agreement, the annual obligation to Karuba will increase to approximately $198,000 per year in May 2002. For the year ended December 31, 2001, $19,000 was expensed to research and development under this agreement and is included in accounts payable at December 31, 2001.

We have also paid approximately $157,000 and $63,000 for the years ended December 31, 2001 and the period from Inception (May 21, 1999) to December 31, 2000, respectively, to MDB Capital Group, LLC, related primarily to services performed and reimbursement of expenses incurred by MDB Capital Group on our behalf. Mr. Marlett, the Chairman of our Board of Directors, is a manager and majority owner of MDB Capital Group.

In March 2001, we closed a private placement of 1,375,282 shares of common stock at $4.49 per share for gross proceeds of $6,175,000. In connection with the private placement, we paid a commission to MDB Capital Group, LLC of approximately 7% of the gross proceeds, payable in shares of common stock, for services rendered in the private placement. Accordingly, 95,491 shares of common stock at $4.49 per share were issued as commission for the transaction.

In June 2001, Pre-Merger Lipid engaged MDB Capital Group, LLC as its financial advisor in the merger between the Company and Pre-Merger Lipid. The engagement letter commits the Company to pay MDB Capital Group an advisory fee. In December 2001, we paid MDB Capital Group approximately $446,000, which represents a portion of the advisory fee and is based on 5% of the cash and cash equivalents of the Company immediately after the merger as compared to Pre-Merger Lipid's cash and cash equivalents immediately prior to the merger. The remainder of the advisory fee is based on 5% of the gross sales of the Company's pre-merger assets during the two-year period after the closing of the merger, the Company's assets on the two-year anniversary of the merger and the net operating income of the Company derived from the Company's pre-merger assets during the two-year period after the closing of the merger. We anticipate the remainder of the advisory fee to be approximately $2,000,000 and expect to pay it to MDB Capital Group over the next 24 months.

Note 11: Retirement Plans

At the time of the merger, NZ Corporation had a qualified 401(k) savings plan in place for its employees. Nine employees were eligible to participate. The Company matched up to 3% of the employee's salary contributed. Total expense for the Company under this plan was $4,337 and $0 for 2001 and 2000, respectively. In January 2002, Lipid replaced the plan with a new qualified 401(k) savings plan. Substantially all employees are eligible to participate. Lipid's 401(k) plan provides for a contribution by the Company each year, for non-highly compensated employees. The Company matches 100% of the first 3% of the employee's salary and 50% of every $1.00 of the employee's salary deferred, up to 5%.

Note 12: Restructuring

As of December 31, 2001, the Company recorded restructuring charges of approximately $885,000. All restructuring charges were charged to general and administrative expense and are reflected in accrued liabilities as of December 31, 2001. The Company's recent restructuring initiatives involved strategic decisions to exit the real estate market through the orderly disposition of substantially all of NZ's assets.

In connection with these restructuring initiatives, we have recorded the following:

Severance & related benefits	$705,000
Lease termination	180,000
	$885,000

As of December 31, 2001, we have not utilized any of the accruals set up for restructuring purposes.

Severance charges include employee termination costs such as salary and benefits post-separation as a result of head-count reductions. Lease termination expenses primarily consist of costs to exit the Phoenix, Arizona facility lease.

We expect the accrued amounts to be paid and the restructuring to be complete by early 2003.

Note 13: Stockholders' Equity

Preferred Stock

In connection with the merger the number of shares of preferred stock authorized in the Company's Articles of Incorporation increased to 10,000,000, with no par value, from 1,000,000 with a par value of $0.01 per share. No shares of the Company's preferred stock have been issued.

Common Stock

In connection with the merger the number of shares of common stock authorized in the Company's Articles of Incorporation increased to 75,000,000 with no par value, from 50,000,000 with a par value of $0.01 per share.

As of December 31, 2000, 9,255,807 common shares were issued and outstanding. Of these shares, 3,000,000 were issued at $0.08 per share for cash, and 3,000,000 shares were issued at $0.08 per share for technology rights at the formation of the Company. An additional 3,159,179 shares were issued in May 2000 for cash at a purchase price of $3.50 per share. In March 2001, we issued 882,144 shares for cash at a purchase price of $7.00 per share. These share amounts and per share purchase prices are not adjusted to reflect the exchange ratio.

On November 29, 2001, we completed our merger Pre-Merger Lipid. As a result of the merger, the Company was renamed Lipid Sciences, Inc. Pre-Merger Lipid ceased to exist as a separate corporation, and the shareholders of Pre-Merger Lipid became shareholders of the Company. In connection with the merger, Pre-Merger Lipid shareholders received 1.55902 shares of our common stock for each share of Pre-Merger Lipid common stock they held at the time the merger was completed. After the transaction, the Pre-Merger Lipid shareholders owned approximately 75% of the then outstanding stock of the Company and the NZ shareholders owned the remaining shares of the Company's common stock. As an additional requirement of the merger, Lipid entered into a stock purchase agreement, with Sun NZ, L.L.C., pursuant to which Sun NZ, agreed to sell 1,505,402 shares of NZ common stock to Lipid at a cash price of $8.00 per share. Lipid purchased the shares from Sun NZ, L.L.C. upon completion of the merger, after which the shares were retired. As of December 31, 2001, there were 21,246,222 shares of common stock issued and outstanding.

In connection with the merger, the Company is obligated to issue additional shares of common stock to those individuals and entities who were shareholders of NZ immediately prior to the merger and who hold perfected stock rights, unless during the 24-month period immediately following the merger, the closing price per share of the Company's common stock equals or exceeds $12.00 per share throughout any period of 20 consecutive trading days in which the aggregate volume of shares traded equals or exceeds 1,500,000 shares. Each perfected right entitles the holder to receive up to one additional share of the Company's common stock. Shareholders have until April 30, 2002 to perfect their rights.

Warrants

In May 2000, we sold a warrant to purchase 155,902 shares of common stock at $3.21 per share to an existing shareholder as consideration for services provided. We received cash consideration of $20,000 in exchange for the warrant. The fair value of the immediately exercisable warrant, $216,000 was determined using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of five years. The fair value of the warrant in excess of the consideration to be received, $196,000, was charged to operations in 2000.

We also issued a warrant to purchase 779,510 shares of common stock to SRI at an exercise price of $3.21 per share in connection with a development agreement (see Note 9 of the financial statements).

In May 2001 we sold a warrant to purchase 155,902 shares of common stock at $6.41 per share to a non-employee as consideration for services provided. We received cash consideration of $20,000 in exchange for the warrant. The fair value of the immediately exercisable warrant, $432,000, was determined using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of five years. The fair value of the warrant in excess of the consideration to be received, $412,000, was charged to additional paid-in capital as a cost of financing in 2001.

On November 29, 2001, in connection with the merger of NZ and Pre-Merger Lipid, Lipid assumed all of the warrants to acquire shares of Pre-Merger Lipid common stock. All warrants were adjusted to reflect the 1.55902 merger exchange ratio with the number of shares underlying each warrant multiplied by the ratio and the related exercise prices divided by the ratio. All the above disclosures reflect the share and per share amounts on a post merger equivalent basis.

Stock Option Plans

Prior to the merger, we maintained stock-based compensation plans for our employees, consultants and directors. The 2000 Stock Option Plan (the "2000 Plan"), adopted by the Board of Directors in May 2000 and approved by stockholders on March 20, 2001, allows for the granting of options for up to 3,118,040 shares of common stock. Stock options granted under the 2000 Plan may be either incentive stock options or nonstatutory stock options. Options may be granted with exercise prices not less than the fair value of the Company's common stock at the date of grant, as determined by the Board of Directors. All options granted pursuant to the 2000 Plan are to have a term not greater than ten years from the date of grant. Options vest as determined by the Board of Directors, generally over four years (but not less than 20% of the total number of shares granted per year).

In October 1997, the Company's Board of Directors approved the New Mexico and Arizona Land Company 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 Plan provides that the following types of awards may be granted under the 1997 Plan: stock appreciation rights ("SARs"); incentive stock options ("ISOs"); non-qualified stock options ("NQSOs"); restricted stock awards; unrestricted stock awards; and performance share awards which entitle recipients to acquire shares upon the attainment of specified performance goals. Under the 1997 Plan, awards may be granted with respect to a maximum of 900,000 shares of the Company's common stock, subject to adjustment in connection with certain events such as a stock split, merger or other recapitalization of the Company. We assumed the 1997 Plan as a result of the merger.

In November 2001, the Company's Board of Directors approved the 2001 Performance Equity Plan (the "2001 Plan"). The stockholders approved the Plan on November 29, 2001. The 2001 Plan allows for the granting of options for up to 5,000,000 shares of common stock to employees, officers, consultants, and directors. The number of shares authorized automatically increases on January 1, in each of the calendar years 2002, 2003, 2004, 2005 and 2006 by an amount equal to 3% of the shares of common stock outstanding on December 31 of the immediately preceding calendar year, if the 2001 Plan is then in effect, but in no event shall any annual increase exceed 500,000 shares of common stock as reflected on the stock ledger of the Company. Stock options granted under the 2001 Plan may be either incentive stock options or nonstatutory stock options. Options may be granted with exercise prices not less than the fair value of the Company's common stock at the date of grant, as determined by the Board of Directors. All options granted pursuant to the 2001 Plan are to have a term not greater than ten years from the date of grant. Options vest as determined by the Board of Directors, generally over four years (but not less than 20% of the total number of shares granted per year).

At December 31, 2001, options to purchase 5,337,213 common shares remain available for grant under all the plans.

All options in the 2000 Plan were adjusted to reflect the 1.55902 merger exchange ratio with the number of shares underlying each option multiplied by the ratio and the related exercise prices divided by the ratio. All the above disclosures reflect the share and per share amounts on a post merger equivalent basis. Additionally, all historical stock option information of Pre-Merger Lipid that is provided herein has been similarly restated.

Activity under the Plans was as follows:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Shares authorized	3,118,040	–	$ –
Options granted	(2,034,523)	2,034,523	2.47
Balance at December 31, 2000	1,083,517	2,034,523	2.47
Additional shares authorized	5,000,000	–	–
Options granted	(1,127,175)	1,127,175	4.16
Options forfeited	109,257	(109,257)	3.21
Options assumed during merger	271,614	628,386	9.53
Balance at December 31, 2001	5,337,213	3,680,827	$ 4.17

At December 31, 2001 and 2000, 1,411,086 and 168,894 options, respectively, were exercisable under the Plans. All options granted in 2001 and 2000 were granted at fair value. The weighted-average fair value of options granted for the period ended December 31, 2001 and 2000, was $2.79 and $1.66, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Weighted-Average Exercise Price	Number of Shares Exercisable	Weighted-Average Exercise Price
$ 2.25 - $ 3.21	2,258,898	8.54	$ 2.55	703,448	$ 2.57
4.25 - 5.13	904,429	9.29	4.60	190,138	4.70
8.33 - 9.67	225,900	7.82	8.95	225,900	8.95
10.46 - 13.11	291,600	7.96	11.76	291,600	11.76
$ 2.25 - $ 13.11	3,680,827	8.63	$ 4.17	1,411,086	$ 5.78

In conjunction with the merger, 90,000 options of the 628,386 NZ options assumed as a result of the merger became fully vested pursuant to existing change of control agreements at the close of the merger on November 29, 2001. This acceleration of vesting was provided in the terms of the original NZ grants

During 2001 and 2000, we granted options to purchase an aggregate of 124,723 and 740,537 shares of common stock, respectively, outside of the 2000 Stock Option Plan. Of these, options to purchase 701,562 shares were issued to members of our Scientific Advisory Board. Each option granted vests 20% immediately, with the remaining 80% vesting in equal annual installments on the next three anniversaries of the date of grant. These options were issued at a weighted-average exercise price of $3.21 and $2.44 per share during 2001 and 2000, respectively, and have a life of five years.

During 2001, we also granted an option to purchase 7,796 shares of common stock outside the Plan for services rendered in a private placement transaction. The option carries an exercise price of $3.21 per share, and has a remaining contractual life of approximately 3.77 years at December 31, 2001. The option vested immediately as of the date of grant.

We also granted an option to purchase 155,902 shares of common stock outside the Plan to a member of our board of directors in May 2000. The option carries an exercise price of $2.25 per share, and has a remaining contractual life of approximately 8.40 years at December 31, 2001. The option vests one-third immediately, with the remaining two-thirds vesting in two equal annual installments on the next two anniversaries of the date of grant.

We have recorded compensation expense of approximately $2,936,000 and $567,000 with respect to these options in 2001 and 2000, respectively, based on the Black-Scholes method with the following assumptions:

	2001	2000
Risk free interest rate	**3.86%**	6.00%
Expected life (in years)	**3.60**	5.00
Expected volatility	**80%**	80%
Expected dividend yield	**-**	–

Pro Forma Information

As discussed in Note 3, we account for our stock-based awards using the intrinsic value method in accordance with APB 25. During the year, no compensation expense has been recognized in the financial statements for employee stock arrangements as the stock option exercise price was not less than the fair value of the underlying common stock at the date of the grant.

Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* (SFAS 123) requires disclosure of pro forma net loss and loss per share as if we had adopted the fair value method since our inception.

Reported and pro forma net loss, in thousands, and net loss per share amounts for the year ended December 31, 2001 and the period from Inception (May 21, 1999) to December 31, 2000 are set forth below:

	2001	2000
Reported:		
Net loss	**($13,677)**	($ 2,993)
Basic and diluted loss per share	**($ 0.87)**	($ 0.34)
Pro forma:		
Net loss	**($15,348)**	($ 3,386)
Basic and diluted loss per share	**($ 0.97)**	($ 0.38)

The fair values of the options granted were estimated on the dates of their grant using the Black-Scholes option valuation model based on the following assumptions:

	2001	2000
Risk free interest rate	4.64%	6.00%
Expected life (in years)	5.0	5.0
Expected volatility	80%	80%
Expected dividend yield	–	–

Note 14: Income Taxes

Income tax benefit is comprised of the following:

In thousands for Years Ended December 31,	2001	2000
Deferred:		
Federal	$1,711	$ –
State	463	–
Total income tax benefit	$2,174	$ –

The reconciliation of the computed statutory income tax benefit to the effective income tax expense follows:

In thousands for Years Ended December 31,	2001	2000
Statutory Federal income tax benefit	$5,389	$ –
State income taxes, net of Federal benefit	305	–
Valuation allowance	(2,929)	–
Non-deductible acquisition fees	(818)	–
Other	227	–
Total income tax benefit	$2,174	$ –

Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards that composed deferred income tax assets and liabilities were as follows:

In thousands at December 31,	2001	2000
Current deferred tax assets:		
Accruals and deferred compensation	$ 497	$ –
Other	29	–
Total current deferred taxes	526	–
Non-current deferred tax assets and liabilities:		
Net operating losses	4,530	800
Basis differences in assets	(6,386)	–
Accruals and deferred compensation	1,147	–
Commercial real estate loans/deferred revenue	(1,416)	–
Research and development tax credits	444	200
Other	126	100
Valuation allowance	(4,732)	(1,100)
Total non-current deferred taxes	($ 6,287)	$ –

On November 29, 2001, Pre-Merger Lipid merged with and into NZ with NZ as the surviving corporation. The shareholders of Pre-Merger Lipid own more than 50% of the surviving corporation after the merger. This is deemed to be a reverse acquisition for U.S. tax purposes. As a result of the merger, NZ was renamed Lipid Sciences, Inc.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company established a valuation allowance at December 31, 2001 and 2000 due to the uncertainty of realizing future tax benefits from certain of its net operating loss ("NOL") carryforwards and credits.

Under Internal Revenue Code ("IRC") Section 384, if a corporation acquires control of another corporation, or acquires the assets of a corporation in a merger and either corporation is a "gain" corporation, post-merger taxable income attributable to net built-in gains cannot be offset by pre-acquisition losses except those losses originated by the company with the net built-in gain.

In addition, IRC Section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income which can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these "change in ownership" provisions, utilization of the NOL carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

At December 31, 2001, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $11,390,000 and $12,231,000 respectively. These carryforwards begin to expire in 2020 and 2010 for federal and state purposes, respectively. The Company also has available federal and California research and development tax credit carryforwards of approximately $263,000 and $275,000, respectively. These carryforwards begin to expire in 2020 for federal tax purposes.

Note 15: Unaudited Quarterly Financial Information

Certain unaudited quarterly financial information for the year ended December 31, 2001 and the period from Inception (May 21, 1999) to December 31, 2000 is presented below:

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net Sales	$ –	$ –	$ –	$ 522
Loss from operations	($3,814)	($3,015)	($3,151)	($6,252)
Net loss	($3,697)	($2,875)	($3,080)	($4,025)
Basic and diluted net loss per share	($ 0.25)	($ 0.18)	($ 0.19)	($ 0.24)
2000				
Net Sales	$ –	$ –	$ –	$ –
Loss from operations	($ 304)	($ 892)	($ 865)	($1,339)
Net loss	($ 304)	($ 785)	($ 711)	($1,193)
Basic and diluted net loss per share	$ – (1)	($ 0.12)	($ 0.05)	($ 0.08)

(1) The Company's first equity placement occurred in May 2000.

Note 16: Segments

The Company is organized into two segments based on the nature of the assets employed. These segments are Medical Technology and Real Estate. A description of each segment and principal activities are as follows:

The Medical Technology segment is primarily engaged in the research and development of products focused on treating major medical indications in which a lipid, or fat, component plays a key role.

The Real Estate segment is primarily engaged in the disposition of the real estate assets and commercial real estate loans acquired in the merger. This includes the management and operation of those assets pending their disposition.

Reconciliation of Segment Information to Consolidated Amounts

Loss before income taxes includes interest and other income, net and equity in losses of joint ventures. Identifiable assets of each segment consist primarily of property, equipment, receivables, and other assets directly attributable to the segments' activities.

Information for the Company's reportable segments reconciles to the Company's consolidated totals as follows:

Revenues:
Year Ended December 31, 2001 and Period from Inception (May 21, 1999) to December 31, 2000

(In thousands)	2001	2000
Medical Technology	$ –	$ –
Real Estate	522	–
Consolidated total	$ 522	$ –

Loss Before Income Taxes:
Year Ended December 31, 2001 and Period from Inception (May 21, 1999) to December 31, 2000

(In thousands)	2001	2000
Medical Technology	($ 15,849)	$ (2,993)
Real Estate	(2)	–
Loss before income taxes	($ 15,851)	$ (2,993)

Identifiable Assets:
December 31,

(In thousands)	2001	2000
Medical Technology	$ 6,394	$ 10,269
Real Estate	71,294	–
Consolidated total	$ 77,688	$ 10,269

The Company has no single customer that accounts for 10% or more of revenue. All the revenue has been generated in the United States of America.

The Medical Technology segment includes investment income of $356,000 and $407,000 and interest expense of zero for the year ended December 31, 2001 and for the period from Inception (May 21, 1999) to December 31, 2000, respectively.

The Real Estate segment includes investment income of $126,000 and zero and interest expense of $100,000 and zero for the year ended December 31, 2001 and for the period from Inception (May 21, 1999) to December 31, 2000, respectively.

Note 17: Subsequent Events

On March 22, 2002, the Company formalized a plan to discontinue the operations of its Real Estate segment.

The following schedules have been included in Form 10-K as item 14(a)2.

Lipid Sciences, Inc.
(A Development Stage Company)

Schedule III - Real Estate and Accumulated Depreciation

December 31, 2001
(In thousands)

		Initial Cost to Company		Cost capitalized subsequent to acquisition	Gross amount at which carried at close of period[1]				
	Encumbrances	Land	Buildings and Improvements	Improvements	Land	Improvements	Total[a]	Accumulated Depreciation[b][2]	Date Acquired[3]
Unimproved Properties									
Arizona and New Mexico	$ –	$ 3,855	$ –	$ –	$ 3,855	$ –	$ 3,855	$ –	2001
Properties Under Development									
Arizona	–	2,063	–	–	2,063	–	2,063	–	2001
New Mexico	–	1,600	–	2	1,602	–	1,602	–	2001
Rental Properties									
Commercial Buildings									
Tempe, Arizona	650	914	1,043	–	914	1,043	1,957	4	2001
Tempe, Arizona	4,826	1,343	5,001	–	1,343	5,001	6,344	13	2001
Phoenix, Arizona	1,860	905	2,163	–	905	2,163	3,068	5	2001
Gilbert, Arizona	4,270	1,347	4,894	–	1,347	4, 894	6,241	11	2001
Chandler, Arizona	3,277	891	3,866	–	891	3,866	4,757	10	2001
	$14,883	$12,918	$16,967	$ 2	$12,920	$16,967	$29,887	$ 43	

(1) Tax basis: $12,132,940.

(2) Life on which depreciation in the latest income statements is computed: 5 to 35 years.

(3) Acquired through the merger on November 29, 2001.

(a) Note to Schedule III - Real Estate and Accumulated Depreciation

Year ended December 31, 2001 and period from Inception (May 21, 1999) to December 31, 2000

(In thousands)	**2001**	2000
Balance at beginning of year	$ –	$ –
Additions during year:		
Acquisitions through merger	**29,922**	–
Improvements	**2**	–
Deductions during year:		
Cost of real estate sold	**(37)**	–
Balance at close of year	**$ 29,887**	$ –

(b) Note to Schedule III - Real Estate and Accumulated Depreciation
Year ended December 31, 2001 and period from Inception (May 21, 1999) to December 31, 2000

(In thousands)	2001	2000
Balance of accumulated depreciation at beginning of year	$ –	$ –
Additions during year:		
Current year's depreciation	43	–
Deductions during year:		
Real estate sold	–	–
Balance at close of year	$ 43	$ –

Schedule IV – Mortgage Loans on Real Estate
December 31, 2001
(In thousands)

Description	Interest rate	Final maturity date	Periodic payment terms	Face amount of mortgages	Carrying amount of mortgages(3)(a)	Principal amount of loans subject to delinquent principal or interest
Mortgages on:						
Unimproved Land Sales:						
Arizona (predominately 40-acre parcel sales)	10%-12%	2001-2015		$ 6,165	$ 4,741	$ 695
Colorado	10%	2003	Quarterly(4)	1,000	830	
Residential Land under Development:						
Arizona	9.25%	2007	Monthly(2)	455	409	
Arizona	9.25%	2007	Monthly(2)	6,045	5,440	
Commercial Land under Development - Arizona	10%	2004	Annually(2)	867	720	
Mixed Land Use Unimproved:						
Arizona	12%	2002	Maturity(1)	828	828	
Arizona	13.5%	2001	Variable(2)	1,034	1,034	1,034
Operating Properties:						
Arizona	11.5%-12.5%	2001-2002	Monthly(1)(2)	1,188	1,076	822
New Mexico	11%	2001	Monthly(2)	213	213	
Commercial Land Unimproved - Utah	12.75%	2001	Monthly(1)(2)	1,326	1,326	
Residential Land Unimproved:						
Arizona	12.75%	2002	Quarterly(2)	5,028	5,028	
Arizona	12.75%	2002	Quarterly(2)	717	717	
California	12%	2001	Monthly(2)	4,738	4,738	4,738
New Mexico	12.5%	2001	Monthly(2)	1,281	1,281	1,281
				$ 30,885	$ 28,381	$ 8,570

(1) The Company's participant in these loans has a preferential right to repayment of principal.

(2) Level payments of interest.

(3) Tax basis is $30,168,000.

(4) Level payments of principal plus interest on the unpaid balance.

(a) Note to Schedule IV - Mortgage Loans on Real Estate

Year ended December 31, 2001 and period from Inception (May 21, 1999) to December 31, 2000
(In thousands)

	2001	2000
Balance at beginning of period	$ -	$ –
Additions during period:		
Mortgage loans acquired through merger	28,681	–
New mortgage loans	122	
Deduction during period:		
Collections of principal	(422)	–
Balance at close of year	$28,381	$ –

Lipid Sciences Corporate Officers, Board of Directors, and Scientific Advisory Board

Corporate Officers

Phil Radlick, Ph.D.
President, Chief Executive Officer and Director

Barry D. Michaels
Chief Financial Officer

Marc Bellotti
Vice President, Product Development

Susan A. Capello
Vice President, Intellectual Property

Jan Johansson, M.D., Ph.D.
Vice President, Clinical Research and Development

Deborah S. Lorenz*
Vice President, Investor Relations and Corporate Communications

Jo-Ann B. Maltais, Ph.D.
Vice President, Scientific Affairs

Hana Berger Moran, Ph.D.*
Vice President, Regulatory Affairs

Dale L. Richardson
Vice President, Marketing and Sales

Sandra A. Gardiner
Corporate Controller and Secretary

* Effective March 2002

Scientific Advisory Board

Petar Alaupovic, Ph.D.
Head, Lipid and Lipoprotein Laboratory
Oklahoma Medical Research Foundation;
Professor of Research Biochemistry
University of Oklahoma School of Medicine

George A. Bray, M.D.
Boyd Professor, Louisiana State University;
Professor of Medicine, LSU Medical Center;
Retired Executive Director
Pennington Biomedical Research Center
Baton Rouge, Louisiana

H. Bryan Brewer, Jr., M.D.
Chief, Molecular Disease Branch
National Heart, Lung, and Blood Institute
National Institutes of Health (NIH)
Bethesda, Maryland

Howard N. Hodis, M.D.
Associate Professor of Medicine and Preventative Medicine,
Assistant Professor of Molecular Pharmacology and Toxicology,
Director of the Atherosclerosis Research Unit
University of Southern California

Gerhard M. Kostner, Ph.D.
Professor and Head
Institute of Medical Biochemistry and Molecular Biology
University of Graz, Austria

Frank M. Sacks, M.D.
Professor of Cardiovascular Disease Prevention
Harvard School of Public Health

Board of Directors

Christopher A. Marlett(1)
Chairman
Managing Partner, MDB Capital Group, LLC

Phil Radlick, Ph.D.(1)
President, Chief Executive Officer
Lipid Sciences, Inc.

Bill E. Cham, Ph.D.
Director of Scientific Research
Curacel Institute of Medical Research

Frank M. Placenti(1)(2)(3)
Partner, Bryan Cave LLP

William A. Pope(3)
President and Managing Member
Sun NZ, L.L.C.

Gary S. Roubin, M.D., Ph.D.(2)(3)
Chief, Endovascular Services
Lenox Hill Hospital, New York

(1) Nominating and Corporate Governance Committee

(2) Compensation Committee

(3) Audit Committee

Corporate Headquarters

Lipid Sciences, Inc.	phone 925 249 4000
7068 Koll Center Parkway, Suite 401	fax 925 249 4040
Pleasanton, CA 94566	www.lipidsciences.com

Stock Exchange Listing

Lipid Sciences, Inc. common stock is listed and traded on NASDAQ. Ticker Symbol: LIPD

Annual Meeting

The Annual Meeting of Lipid Sciences, Inc. stockholders will be held at 10:00 a.m. on Tuesday, June 18, 2002 at The Sheraton Four Points Hotel, 5115 Hopyard Road, Pleasanton, California. An Annual Report, Proxy Statement, and Form of Proxy will be mailed to each stockholder of record.

Annual Report and Form 10-K

Upon request, Lipid Sciences, Inc. will provide a copy of its Annual Report and Form 10-K (filed with the Securities and Exchange Commission). Please call 925-249-4000 or visit our website: www.lipidsciences.com

Investor Relations

Information requests from security analysts, other members of the financial community, and individual stockholders can be directed to:

Deborah S. Lorenz
Vice President of Investor Relations and
Corporate Communications

Lipid Sciences, Inc.	phone 925 249 4031
7068 Koll Center Parkway, Suite 401	fax 925 249 4040
Pleasanton, CA 94566	e-mail dlorenz@lipidsciences.com

Stockholder Services

Lipid Sciences stockholder records are maintained by its transfer agent American Stock Transfer & Trust Company. Inquiries relating to stockholder records, stock transfer, changes of ownership, changes of address, and consolidation of accounts should be addressed to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
phone 800 937 5449

Independent Accountants

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Forward Looking Statements

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include: Lipid Sciences' ability to liquidate its real estate assets on favorable terms; Lipid Sciences' ability to successfully complete its Phase I clinical trial to determine the safety of its delipidation process and to provide information about how delipidated plasma recombines with stored cholesterol in the body; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, obtaining regulatory approvals; domestic and foreign health care reform; trends toward managed care and health care cost containment and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties may also include those set forth in the Lipid Sciences' (formerly known as NZ Corporation) Annual Report on Form 10-K for the year ended December 31, 2001, its joint proxy statement/prospectus dated November 8, 2001, and other documents filed by Lipid Sciences from time to time with the Securities and Exchange Commission. Copies are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov/. Lipid Sciences assumes no obligation to update the forward-looking statements included in this document.


Lipid Sciences™

Managing Lipids for Life™

7068 Koll Center Parkway
Suite 401
Pleasanton,
California 94566

phone 925 249 4000
fax 925 249 4040

www.lipidsciences.com